FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HANG SENG BANK
FIRST INTERIM DIVIDEND FOR 2013

The Board of Directors of Hang Seng Bank Limited (the 'Bank') today declared a first interim dividend in respect of the year ending 31 December 2013 of HK$1.10 per share, which will be payable on Thursday, 6 June 2013, to shareholders whose names appear on the Register of Shareholders of the Bank on Thursday, 23 May 2013.

The dividend as declared should not be taken as an indication of the level of profit or dividend for the full year of the Bank.

Register of Shareholders
The Register of Shareholders of the Bank will be closed for one day on Thursday, 23 May 2013, during which no transfer of shares can be registered. To qualify for the first interim dividend for 2013, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30pm on Wednesday, 22 May 2013. Shares of the Bank will be traded ex-dividend as from Tuesday, 21 May 2013.

Results for First Half of 2013
The results of the Bank for the first half of 2013 are expected to be announced on 5 August 2013.

Proposed Timetables for the Second, Third and Fourth Interim Dividends for 2013
The proposed timetables for the second, third and fourth interim dividends in respect of the year ending 31 December 2013 are:

Second Interim Dividend for 2013
Announcement date	5 August 2013
Book close and record date	21 August 2013
Payment date	5 September 2013

Third Interim Dividend for 2013
Announcement date	7 October 2013
Book close and record date	24 October 2013
Payment date	7 November 2013

Fourth Interim Dividend for 2013
Announcement date	24 February 2014
Book close and record date	12 March 2014
Payment date	27 March 2014

Directors
As at the date hereof, the Board of Directors of the Bank comprises Dr Raymond K F Ch'ien* (Chairman), Ms Rose W M Lee (Vice-Chairman and Chief Executive), Dr John C C Chan*, Dr Marvin K T Cheung*, Ms L Y Chiang*, Mr Andrew H C Fung, Ms Anita Y M Fung#, Dr Fred Zuliu Hu*, Mr Jenkin Hui*,  Ms Sarah C Legg#, Dr Eric K C Li*, Dr Vincent H S Lo#, Mrs Dorothy K Y P Sit#, Mr Richard Y S Tang*, Mr Peter T S Wong# and Mr Michael W K Wu*.

*    Independent Non-executive Directors
#    Non-executive Directors

By Order of the Board
C C Li
Secretary
Hong Kong, 7 May 2013

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in over 80 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, and the Middle East and North Africa. With assets of US$2,681bn at 31 March 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 07 May 2013